Mail Stop 6010

May 8, 2007

Ms. Angela Chen
Chief Financial Officer
Pericom Semiconductor Corporation
3545 North First Street
San Jose, California 95134

> **RE:** **Pericom Semiconductor Corporation**
> **Form 10-K for the year ended July 1, 2006**
> **Form 8-K amended November 23, 2005**
> **File No. 0-27026**

Dear Ms. Chen:

We have reviewed your letter dated on April 23, 2007 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended July 1, 2006

Report of Independent Registered Public Accounting Firm, page 52

1.  We note that the audit report from your former auditor refers to your balance sheet as of June 26, 2004 and your consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for fiscal 2004 and 2003. However, we note that these financial statements are not included in this filing. In any future filings, please have your former auditor revise its report to only refer to the financial statements included in that filing. We note that your former auditor provided its consent to the incorporation by reference of the report included in this Form 10-K.

Form 8-K amended November 23, 2005

2.  Please refer to prior comment 4. In accordance with Article 2-02 of Regulation S-X and Release no. 34-49708, please amend this Form 8-K to include financial statements that are audited in accordance with US GAAS or PCAOB (United States) standards.

3.  Please refer to prior comment 5. Please amend the Form 8-K to remove the qualifying language regarding the translation of the filing, including the audit report.

    As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

    Sincerely,


    Kevin L. Vaughn
    Branch Chief

Ms. Angela Chen
Pericom Semiconductor Corporation
May 8, 2007
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